Exhibit 99.2

THE REAL BROKERAGE INC.

THE REAL BROKERAGE INC.

Consolidated Financial Statements
December 31, 2024

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Real Brokerage Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2025 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

2

Revenue Share — Refer to Note 2W and Note 4 to the financial statements.

Critical Audit Matter Description

The Company has a revenue sharing plan where its agents can receive additional commission income from real estate transactions consummated by agents they have attracted to the Company. Amount paid to agents under the revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents.

Revenue share calculation is based on multi-tiered compensation structure and limited to maximum amount to be paid per agent attracted to the Company. The calculation is done in internally developed system and is based on conditions determined in the revenue sharing plan.

We identified revenue share expense as a critical audit matter because of the complexity of the automated calculations, significant volume of data and multiple parameters involved in the calculation of revenue share expenses. This required an increased extent of audit effort to audit and evaluate the accuracy of revenue share expenses recorded under the revenue sharing plan.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue share included the following, among others:

●	With the assistance of our IT specialists, we:

●	Identified the significant system used to process revenue share transactions and tested the general IT controls over the system, including testing of user access controls, change management controls, and IT operations controls.

●	Performed testing of automated controls for the system calculation of revenue share and the system determination of qualifying active agents.

●	We selected samples of agents and tested their association with the respective attracting agent by reading independent contractor agreements and tested appropriateness of the agent as a qualifying agent by obtaining evidence of agents reaching the required sales transaction volume.

●	For a sample of revenue share expenses, we performed detail testing by recalculating the revenue sharing allocation in accordance with the terms of the revenue sharing plan and traced underlying transactions data to third party documents such as settlement statements or residential purchase agreements.

/s/Brightman Almagor Zohar & Co

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 6, 2025

We have served as the Company’s auditor since 2014.

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Real Brokerage Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Real Brokerage Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 6, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Brightman Almagor Zohar & Co

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 6, 2025

4

THE REAL BROKERAGE INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	As of
	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,376	$14,707
Restricted cash	24,089	12,948
Investments in financial assets	9,449	14,222
Trade receivables	14,235	6,441
Other receivables	117	63
Prepaid expenses and deposits	1,645	2,132
TOTAL CURRENT ASSETS	72,911	50,513
NON-CURRENT ASSETS
Intangible assets, net	2,575	3,442
Goodwill	8,993	8,993
Property and equipment, net	2,116	1,600
TOTAL NON-CURRENT ASSETS	13,684	14,035
TOTAL ASSETS	86,595	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,374	571
Accrued liabilities	25,939	13,374
Customer deposits	24,089	12,948
Other payables	3,050	302
TOTAL CURRENT LIABILITIES	54,452	27,195
NON-CURRENT LIABILITIES
Warrants liability	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	54,452	27,464
Commitments and contingencies

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, $0 par value, unlimited Common Shares authorized, 202,941 Shares issued and 202,499 outstanding (in thousands) at December 31, 2024; and 183,605 Shares issued and 183,430 outstanding (in thousands) at December 31, 2023	-	-
Additional Paid in Capital	138,639	115,504
Deficit	(104,746)	(78,205)
Accumulated other comprehensive income (loss)	708	(167)
Treasury stock, at cost, 442 and 175 Common Shares (in thousands) at December 31, 2024 and 2023, respectively	(2,455)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	32,146	36,875
Non-controlling interests	(3)	209
TOTAL EQUITY	32,143	37,084
TOTAL LIABILITIES AND EQUITY	86,595	64,548

The accompanying notes form an integral part of the consolidated financial statements.

5

THE REAL BROKERAGE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

	For the Year Ended
	December 31, 2024	December 31, 2023
Revenues	$1,264,639	$689,158
Cost of Sales	1,149,898	626,285
Gross Profit	114,741	62,873

General and administrative expenses	61,084	42,913
Marketing expenses	57,477	38,611
Research and development expenses	12,156	7,359
Settlement of litigation	9,250	-
Operating Expenses	139,967	88,883
Operating Loss	(25,226)	(26,010)

Other income (expenses), net	496	(587)
Finance expenses, net	(1,723)	(619)
Net Loss	(26,453)	(27,216)
Net income attributable to noncontrolling interests	88	285
Net Loss Attributable to the Owners of the Company	(26,541)	(27,501)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	81	330
Foreign currency translation adjustment	794	(28)
Total Comprehensive Loss Attributable to Owners of the Company	(25,666)	(27,199)
Total Comprehensive Income Attributable to Non-Controlling Interest	88	285
Total Comprehensive Loss	(25,578)	(26,914)
Loss per share
Basic and diluted loss per share	$(0.14)	$(0.15)
Weighted-average shares, basic and diluted	191,172	178,127

The accompanying notes form an integral part of the consolidated financial statements.

6

THE REAL BROKERAGE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)

	Additional Paid in Capital	Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non-Controlling Interests	Total Equity
Balance at, January 1, 2024	115,504	(78,205)	(167)	(257)	36,875	209	37,084
Total net income (loss)	-	(26,541)	-	-	(26,541)	88	(26,453)
Total other comprehensive income (loss)	-	-	875	-	875	-	875
Distributions to non-controlling interests	-	-	-	-	-	(300)	(300)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	(36,283)	(36,283)	-	(36,283)
Release of treasury shares	(34,085)	-	-	34,085	-	-	-
Exercise of stock options	6,275	-	-	-	6,275	-	6,275
Exercise of warrants	862	-	-	-	862	-	862
Shares withheld for taxes	(2,832)	-	-	-	(2,832)	-	(2,832)
Equity-settled share-based payment	52,916	-	-	-	52,916	-	52,916
Balance at, December 31, 2024	138,639	(104,746)	708	(2,455)	32,146	(3)	32,143

Balance at, January 1, 2023	94,531	(50,704)	(469)	(14,962)	28,396	263	28,659
Total net income (loss)	-	(27,501)	-	-	(27,501)	285	(27,216)
Total other comprehensive income (loss)	-	-	302	-	302	-	302
Distributions to non-controlling interests	-	-	-	-	-	(339)	(339)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	(2,865)	(2,865)	-	(2,865)
Release of treasury shares	(17,570)	-	-	17,570	-		-
Exercise of stock options	502	-	-	-	502	-	502
Shares withheld for taxes	(362)	-	-	-	(362)	-	(362)
Equity-settled share-based payment	38,403	-	-	-	38,403	-	38,403
Balance at, December 31, 2023	115,504	(78,205)	(167)	(257)	36,875	209	37,084

The accompanying notes form an integral part of the consolidated financial statements.

7

THE REAL BROKERAGE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)

	For the Year Ended
	December 31, 2024	December 31, 2023
OPERATING ACTIVITIES
Net Loss	$(26,453)	$(27,216)
Adjustments for:
Depreciation and amortization	1,396	1,128
Impairment of goodwill	-	723
Equity-settled share-based payments	52,916	38,403
Finance costs	376	64
Change in fair value of warrants liability	600	27
Changes in operating asset and liabilities:
Contingent consideration	-	(600)
Trade receivables	(7,794)	(4,894)
Other receivables	(54)	11
Prepaid expenses and deposits	487	(1,603)
Accounts payable	803	97
Accrued liabilities	12,565	7,752
Customer deposits	11,141	5,467
Other payables	2,748	(382)
NET CASH PROVIDED BY OPERATING ACTIVITIES	48,731	18,977

INVESTING ACTIVITIES
Purchase of property and equipment	(1,045)	(629)
Purchase of financial assets	(1,692)	(6,847)
Sale of financial assets	6,546	847
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,809	(6,629)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(36,283)	(2,865)
Payment of employee taxes on certain share-based arrangements	(2,832)	(362)
Proceeds from exercise of stock options	6,275	502
Distributions to non-controlling interest	(300)	(339)
NET CASH USED IN FINANCING ACTIVITIES	(33,140)	(3,064)

Net change in cash, cash equivalents and restricted cash	19,400	9,284
Cash, cash equivalents and restricted cash, beginning of year	27,655	18,327
Effect of foreign exchange rate changes on cash and cash equivalents	410	44
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$47,465	$27,655

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Warrants exercised	862	-

The accompanying notes form an integral part of the consolidated financial statements

8

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

1. BUSINESS

Description of Business

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company located in the United States and Canada. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. The Company is taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem. The Company focuses on developing technology to enhance real estate agent performance, while aiming to build a scalable, efficient brokerage operation that allows for technologically supported brokerage oversight that is not dependent on a cost-heavy brick and mortar presence in the markets in which the Company operates. The Company’s goal is to establish itself as the destination brokerage for agents, by offering a combination of technology, support, and financial incentives. The Company’s vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing its ancillary services, including mortgage broker and title services. In addition, the Company plans to expand its suite of tools and products tailored for agents, including Company-branded financial products.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title, mortgage broker, and wallet operations.

Common Shares

On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which, Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

On June 15, 2021, the Company’s Common Shares commenced trading on the NASDAQ under the symbol “REAX”. On July 26, 2022, the Company’s Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “REAX”.

On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Company’s Board of Directors and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the NASDAQ under the symbol “REAX”.

9

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

A. Basis of preparation

These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

B. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling voting interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

10

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

C. Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

D. Certain significant risks and business uncertainties

We operate in the residential real estate industry and are a technology-focused company. Accordingly, we are affected by a variety of factors that could have a significant negative effect on our future financial position, results of operations, and cash flows. These factors include: negative macroeconomic factors affecting the health of the residential real estate industry, negative factors disproportionately affecting markets where we derive most of our revenue, intense competition in the residential real estate industry, changes in prevailing interest rates, maintaining and managing rapid growth, industry changes as the result of certain class action lawsuits or government investigations and maintaining compliance with laws and regulations.

Certain financial instruments, primarily cash and cash equivalents and investments, potentially subject us to concentrations of credit risk. We generally place our cash and cash equivalents and investments with major financial institutions we deem to be of high-credit-quality in order to limit our credit exposure. We maintain our cash accounts with financial institutions where deposits exceed federal insurance limits. Credit risk in regard to accounts receivable is spread across a large number of customers.

E. Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

F. Foreign currency

Foreign currency transactions and balances

Transactions in foreign currencies are initially recognized in the financial statements using exchange rates prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the relevant functional currency at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Foreign currency differences arising on translation are recognized in the statements of comprehensive loss for determination of net profit or loss during the period.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to the functional currency at exchange rates at the reporting date. The income and expenses of foreign operations and cash flows are translated using average exchange rates during the period. Such differences are included in accumulated other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount within accumulated other comprehensive income is transferred to profit or loss.

11

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

G. Operating segments

The Company uses judgement in determining its operating segments by taking into consideration the Chief Operating Decision Maker’s (“CODM”) assessment of overall performance and decisions such as resource allocations and delegation of authority.

The segment information disclosed in these consolidated Financial Statements reflects historical results consistent with the identifiable reportable segments of The Real Brokerage Inc. and financial information that the CODM reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Company’s Chief Executive Officer.

Detailed segment information is disclosed in Note 5.

H. Revenue from contracts with customers

The Company generates substantially all its revenue from commissions generated from the sale of real estate properties. Other sources of revenue relate to ancillary services.

The Company is contractually obligated to provide services for the fulfillment of transfer of real estate between buyers and sellers. The Company satisfies its performance obligations through closing of a transaction and provides services between the agents and buyers and sellers as a principal. Accordingly, the Company recognizes revenues in the gross commission amount of consideration, to which it expects to be entitled to.

Please see Note 3 for more information about the Company’s revenues from contracts with customers.

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue upon the satisfaction of its performance obligation when it transfers control over a good or service to a customer.

12

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms, and related revenue recognition policies.

Type of product or service	Nature of timing of satisfaction of performance obligations including significant payment terms	Revenue recognition policies
Commissions from real estate contracts	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time as the purchase agreement is closed and the sale is executed
Title Fees (Escrow and Title Insurance)	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the transaction is closed and paid
Mortgage Broker	Customers obtain control of real estate property on the closing date, which is ordinarily when consideration is received	Revenue is recognized at a point in time when the loan has been funded
Wallet	Transactions based fees are recognized when the service is performed, while interest income from deposit and credit lines is recognized over time as it accrues based on the effective interest rate	Revenue is recognized either at a point in time or over time depending on the nature of the service provided

I. Cost of Sales

Cost of Sales represents real estate commissions paid to the Company’s agents, as well as to outside brokerages in Canada, and Title Fee Expenses.

J. Share-based compensation

The Company’s real estate agents receive remuneration in the form of share-based compensation, whereby those agents are entitled to restricted share units. In addition, the Company grants its employees and members of the board of directors’ remuneration in the form of share-based compensation, whereby employees and the board of directors render services in consideration for equity instruments.

Share-based payment arrangements

The grant-date fair value excluding the effect of non-market equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For awards that vests in tranches subject only to a service condition (e.g., time-based vesting), the Company recognizes compensation cost over the requisite service period for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

Restricted share unit plan

Under the restricted share unit plans, eligible participants receive restricted share units (RSUs), which generally vest over a period of up to four years. The expense in relation to RSUs earned in recognition of service performance conditions is recognized at grant-date fair value during the applicable vesting period based on the best available estimate of the number of equity instruments expected to vest with a corresponding increase in equity. Non-bonus RSUs granted under the agent stock purchase plan are fully vested at grant date. The expense in relation to such RSUs is recognized at grant-date fair value with a corresponding increase in equity. Please see Note 7.D for more information about the Company’s restricted share unit.

13

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

The Company also awards performance-based RSUs which require certain conditions, communicated within each individual award, to be met for vesting to occur. Expense related to the issuance of performance-based RSUs is recorded over the vesting period, is initially based on the fair value of the award on the grant date, and is subsequently remeasured at each reporting date based upon the probability that the performance target will be met.

Forfeiture rates are based on historical experience and are adjusted in subsequent periods for differences in actual forfeitures from those estimated. The Company’s forfeiture assumptions serve to reduce the unamortized grant date fair value of outstanding awards as well as the associated stock-based compensation expense. As awards are actually forfeited, the number of awards outstanding is reduced, and the remaining unamortized grant date fair value is compared to assumed forfeiture levels. True-up adjustments are made as deemed necessary. For the years presented, the Company assumed a 2% forfeiture rate on Share-based payment arrangements and RSU awards.

K. Income tax

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

L. Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (significant components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Computer hardware and software:	5 years
Furniture and fixtures:	5-10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

14

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

M. Research and Development

Research and development expense consists primarily of salaries and benefits, share based compensation, and other related expenses. The Company expenses research and development costs as incurred and record them in Research and development expenses, except as described under Note 2N below.

N. Software Development Costs

Software development costs include costs to develop software to be used solely to meet internal needs and applications used to deliver our services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized amounts are presented under property and equipment.

O. Available for sale debt securities

Debt securities that the Company doesn’t have the intent and ability to hold to maturity and aren’t held principally for the purpose of selling them in the near term are classified as available for sale. Debt securities classified as available for sale are reported at fair value and subject to impairment testing. Other than impairment losses, unrealized gains and losses are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income.

P. Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Input Level	Definitions
Level 1	Inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs).
Level 2	Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or prices that vary substantially).
Level 3	Inputs are unobservable inputs that reflect the entity’s own assumptions in pricing the asset or liability (used when little or no market data is available).

Refer to Note 15 for further information regarding the Companies fair value measurements.

Q. Cash and Cash Equivalents and Restricted Cash

In the consolidated balance sheets, cash and bank balances comprise cash (i.e. cash on hand and demand deposits) and cash equivalents. Cash equivalents consist primarily of money market fund and other short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the Company is subject to third party contractual restrictions are included in Restricted cash in the consolidated balance sheets. Restricted cash consists of cash held in escrow by the Company’s brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released. Once the cash is transferred from escrow, the Company reduces the respective customers’ deposit liability.

15

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same amounts shown on the statement of cash flows.

	As of
	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	$23,376	$14,707
Restricted Cash	24,089	12,948
Total cash, cash equivalents, and restricted cash, ending balance	$47,465	$27,655

R. Goodwill

Goodwill represents the excess of the consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. The Company evaluates goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not indicate that the fair value of the reporting unit is less than its carrying amount. Generally, this evaluation begins with a qualitative assessment to determine if the fair value of the reporting unit is more likely than not less than its carrying value. The test for impairment requires management to make judgments relating to future cash flows, discount and growth rates and economic and market conditions.

For the year ended December 31, 2024 and 2023, we performed an assessment of goodwill related to our previous business acquisition which resulted in an impairment charge for the year ended December 31, 2023 (See Note 11).

S. Intangible Assets

The Company’s intangible assets are finite lived and consist primarily of customer relationships. Determining the fair value of the intangible assets acquired requires management’s judgment, often utilizes third-party valuation specialists, and involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash flows, discount rates, replacement costs, and asset lives, among other estimates.

The judgments made in the determination of the estimated fair value assigned to the intangible assets acquired and the estimated useful life of each asset could significantly impact our consolidated financial statements in periods after the acquisition, such as through depreciation and amortization expense.

The Company evaluates its intangible assets for recoverability and potential impairment, or as events or changes in circumstances indicate the carrying value may be impaired.

The Company’s intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years.

T. Impairment

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. When assets are considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

U. Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

16

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated over the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements (i.e. changes in lease term) of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date. Lease payments on short-term leases are recognized as expenses on a straight-line basis over the lease term.

As of December 31, 2023 and December 31, 2024, the Company has no outstanding long term operating or finance lease arrangements for which a right of use asset or lease liability were recognized.

V. Business combinations

The Company allocates the purchase price of an acquired company, including when applicable, the fair value of contingent consideration between tangible and intangible assets acquired and liabilities assumed from the acquired businesses based on estimated fair values, with any residual of the purchase price recorded as goodwill.

Estimating fair values requires significant judgments, estimates and assumptions including but not limited to: discount rates, future cash flows and the economic lives of acquired intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain.

W. Revenue Share

The Company has a revenue sharing plan where its agents can receive additional commission income from real estate transactions consummated by agents they have attracted to the Company. The amount paid to agents under the revenue sharing plan is based on (1) the number of qualifying agents attracted to the Company and (2) the amount earned by the Company from real estate transactions consummated by such agents. Brokers are eligible for earning 1% of the revenue share that is generated by transactions closed in their states. Revenue share expenses are included as part of Marketing Expenses in the Consolidated Statements of Comprehensive Loss.

X. Warrants Accounting

Warrants are a financial instrument that allow the holder to purchase stock of the issuer at a specified price during the warrant term.

Liability Classified

The Company classifies a warrant to purchase shares of its common stock as a liability on its consolidated balance sheets when either:

a) the warrant is a freestanding financial instrument which is either mandatorily redeemable, may require the repurchase of the Company’s shares, or the Company has an obligation to issue a variable number of shares which monetary value is based solely or predominately on any one of the following:

i) a fixed monetary amount known at inception.

ii) variations in something other than fair value of the shares.

iii) variations inversely related to changes in fair value of the shares.

b) the warrant is a freestanding financial instrument that isn’t indexed to the companies own stock or doesn’t meet the criteria for equity classification per the guidance within ASC 815-40.

17

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

Each liability classified warrant is initially recorded at fair value on date of grant using the Black-Scholes model and net of issuance costs, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant.

Y. Treasury Share

Company shares held by the Company are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Z. Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are included in marketing expense in the accompanying consolidated statements of comprehensive loss.

Advertising costs for the years ended December 31, 2024, and 2023 were $3,500 thousand and $2,087 thousand respectively.

AA. Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, some of which involve claims for damages that are substantial in amount. The Company is also from time to time subject to legal proceedings outside the ordinary course. Some of these matters may be covered by insurance, which contain deductibles, exclusions, claim limits and aggregate policy limits. While the ultimate liability for these legal proceedings cannot be determined, the Company uses judgment in the evaluation of claims and the need for accrual for loss contingencies quarterly. The Company records an accrual for litigation related losses where the likelihood of loss is both probable and estimable. The Company accrues legal fees for litigation as the legal services are provided.

BB. Accounting policy developments

Recently Adopted Accounting Pronouncement

The Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU’) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU does not alter the methodology employed by the Company in identifying its operating segments, aggregating those operating segments or applying the quantitative thresholds to determine its reportable segments. Instead, the new ASU adds required disclosures concerning significant segment expenses that are regularly provided to or easily computed from information regularly provided to by the chief operating decision maker (“CODM”) and included within the Company’s reported measure of segment profit or loss, as well as certain other disclosures. The new ASU also allows disclosure of multiple measures of segment profitability if those measures are used to allocate resources and assess performance by the CODM. Furthermore, certain annual disclosures will be required on an interim basis. The new ASU is effective for annual financial statements of public business entities for fiscal years beginning after December 15, 2023 and in interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance should be adopted retrospectively unless impracticable. The Company has adopted ASU 2023-07 retrospectively beginning from January 1, 2023.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

18

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) requiring additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026 with early adoption permitted. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

3. REVENUE

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	For the Year Ended
	December 31, 2024	December 31, 2023
Main revenue streams
Commissions	1,255,799	684,873
Title	4,788	2,990
Mortgage Broker Income	4,010	1,295
Wallet	42	-
Total Revenue	1,264,639	689,158

4. EXPENSES BY NATURE

The following table presents a breakdown of operating expenses (in thousands):

	For the Year Ended
	December 31, 2024	December 31, 2023
Cost of Sales	1,149,898	626,285

Operating Expenses
General and Administrative Expenses	61,084	42,913
Salaries and Benefits	27,081	18,940
Stock Based Compensation	9,324	8,607
Administrative Expenses	3,816	3,244
Professional Fees	16,437	8,425
Depreciation Expense	1,396	1,128
Other General and Administrative Expenses	3,030	2,569
Marketing Expenses	57,477	38,611
Salaries and Benefits	1,048	767
Stock Based Compensation for Employees	29	14
Stock Based Compensation for Agents	10,077	7,780
Revenue Share	42,727	27,905
Other Marketing and Advertising Cost	3,596	2,145
Research and Development Expenses	12,156	7,359
Salaries and Benefits	6,400	3,749
Stock Based Compensation	949	440
Other Research and Development	4,807	3,170
Settlement of Litigation	9,250	-
Total Operating Expenses	139,967	88,883
Total Cost of Sales and Operating Expenses	1,289,865	715,168

19

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

Finance Expenses

The following table provides a detailed breakdown of Finance costs (in thousands) as reported in the consolidated statement of comprehensive loss:

	For the Year Ended
Description	December 31, 2024	December 31, 2023
Change in Fair Value of Warrants Liability	600	27
Realized Losses (Gains)	-	(3)
Bank Fees	747	527
Finance Costs	376	68
Total Finance Expenses	1,723	619

5. OPERATING SEGMENTS DISCLOSURES

Segment information aligns with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, manages the business and allocates resources into four operating segments:

●	North American Brokerage: generates revenue by processing real estate transactions which entitles the Company to commissions.

●	One Real Title: generates revenue by offering title insurance and closing services for residential and/or commercial transactions.

●	One Real Mortgage: derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

●	Real Wallet: derives revenue from fees associated with the program and the offering of financial products.

20

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information and is (iii) regularly reviewed by the CODM. Once operating segments are identified, the Company performs a quantitative analysis of the current and historic revenues and profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

The Company has determined that it operates as a single reporting segment - North American Brokerage which comprises of more than 90% of Group’s total revenue and income (loss) from operations. The other three segments One Real Title, One Real Mortgage and Real Wallet are not considered as reporting segments as their revenue and net loss do not meet quantitative threshold set for reporting segments. These three segments are disclosed in an ‘other segments’ category below.

The presentation in this note for prior periods has been restated following the retrospective adoption of ASU 2023-07.

The CODM uses revenues, gross profit and operating income (loss) as key metrics to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the Notes to the Audited Consolidated Financial Statements included herein. The following table provides information about the Company’s reportable segments (in thousands).

	For the Year Ended December 31, 2024
	North American Brokerage	Other Segments	Total
Revenues	1,255,799	8,840	1,264,639
Cost of Sales	1,147,072	2,826	1,149,898
Gross Profit	108,727	6,014	114,741

Operating Expenses(1)(2)	128,953	11,014	139,967
Operating Loss	(20,226)	(5,000)	(25,226)

Reconciliation of profit or loss (segment profit/(loss))
Other income (expenses), net			496
Finance expenses, net			(1,723)
Net Loss			(26,453)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

[2]	Operating expenses includes Revenue share expense of approximately 42,727 thousand and is recorded in the North American Brokerage segment.

21

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

	For the Year Ended December 31, 2023
	North American Brokerage	Other Segments	Total
Revenues	684,873	4,285	689,158
Cost of Sales	625,016	1,269	626,285
Gross Profit	59,857	3,016	62,873

Operating Expenses(1)(2)	81,395	7,488	88,883
Operating Loss	(21,538)	(4,472)	(26,010)

Reconciliation of profit or loss (segment profit/(loss))
Other income (expenses), net			(587)
Finance expenses, net			(619)
Net Loss			(27,216)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.

[2]	Operating expenses includes Revenue share expense of approximately 27,905 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these consolidated financial statements.

Depreciation and Amortization

	For the Year Ended
	December 31, 2024	December 31, 2023
North American Brokerage	609	444
Other Segments	787	684
Total Company	1,396	1,128

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Year Ended
	December 31, 2024	December 31, 2023
United States	1,109,616	573,658
Canada	155,023	115,500
Total revenue by region	1,264,639	689,158

Non-current assets, by geography, are shown in the tables below:

	As of December 31, 2024
	Canada	Israel	United States	Total
Non-Current Assets
Intangible Assets	—	—	2,575	2,575
Goodwill	—	—	8,993	8,993
Property and Equipment	16	11	2,089	2,116
Total Non-Current Assets	16	11	13,657	13,684

	As of December 31, 2023
	Canada	Israel	United States	Total
Non-Current Assets
Intangible Assets	—	—	3,442	3,442
Goodwill	—	—	8,993	8,993
Property and Equipment	30	11	1,559	1,600
Total Non-Current Assets	30	11	13,994	14,035

22

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

6. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	For the Year Ended
	December 31, 2024	December 31, 2023
Issued Common Shares,Balance at the beginning of the year	183,605	173,993
Warrant Exercises	72	—
Effect of Treasury Purchases	(4,692)	(974)
Release of Shares	2,766	4,646
Effect of Treasury Issuance	6,469	—
Effect of Share Options Exercise	2,952	462
Weighted-average numbers of Common Shares	191,172	178,127

Loss per share
Basic and diluted loss per share	(0.14)	(0.15)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	For the Year Ended
	December 31, 2024	December 31, 2023
Options	14,991	21,943
RSU	24,619	27,609
Total	39,610	49,552

23

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

7. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to purchase shares in the Company. Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

In connection with the graduation to the TSX, the Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	33.3% on first anniversary, then quarterly vesting	10 years
On August, 2023	85	3 years quarterly vest	10 years
On November, 2023	10	33.3% on first anniversary, then quarterly vesting	10 years
Balance December 31, 2023	28,732
Balance January 1, 2024	28,732
On April, 2024	45	3 years vest	10 years
On August, 2024	30	3 years vest	10 years
On November, 2024	25	3 years quarterly vest	10 years
Balance December 31, 2024	28,832

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula. The Black-Scholes model requires management to make certain assumptions including the expected life of the stock options, volatility and risk-free interest rate. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The weighted-average grant date fair value and the inputs used in the measurement of the fair value at the grant and measurement date were as follows:

	December 31, 2024	December 31, 2023
Share price	$4.31 to $6.50	$1.25 to $1.67
Expected volatility (weighted-average)	69.4% - 95.0%	95.0% - 108.0%
Expected life (weighted-average)	3.90 to 10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	4.19 – 4.26%	3.62 – 3.95%
Weighted-average grant date fair value	$5.28	$1.28

24

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

C. Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	December 31, 2024		December 31, 2023
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	21,943	$0.92	21,746	$0.87
Granted	100	5.28	1,675	1.28
Forfeited/ Expired	(88)	1.30	(312)	1.41
Exercised	(6,964)	0.60	(1,166)	0.36
Outstanding at end of year	14,991	$1.09	21,943	$0.92
Exercisable at end of year	11,702	0.96	15,566	0.72

The Options outstanding as of December 31, 2024 had a weighted average exercise price of $1.09 (December 31, 2023: $0.92) and a weighted-average remaining contractual life of 6.6 years (December 31, 2023: 8.8 years).

The fair value of stock options vested, and the intrinsic value of stock options exercised are as follows:

	For the Year Ended
	December 31, 2024	December 31, 2023
Fair value of options vested	$1.38	$1.17
Intrinsic value of options exercised	$4.11	$1.16

D. Restricted share unit plan

Restricted share unit plan

Under the Company’s agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU, which have a vesting term of up to 3 years and subject to forfeiture in certain circumstances, entitles the holder to one Common Share. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the year ended December 31, 2024 was $9.7 million, and was classified as marketing expense.

25

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

Under the Company’s agent stock purchase program, agents purchase RSUs, which vest immediately, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 15% of the commission withheld if an agent has not met the Cap and (ii) 30% of the commission withheld if an agent has met the Cap. On January 1, 2024, the Company updated the Bonus RSUs structure to matching (i) 10% of the commission withheld if an agent has not met the Cap and (ii) 20% of the commission withheld if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to commissions and other agent-related costs and the Bonus RSUs are expensed to marketing expenses within the consolidated statements of comprehensive loss. RSUs purchased under the program are expensed immediately and Bonus RSUs are amortized over the vesting period with a corresponding increase in stock-based compensation reserve.

Stock compensation awards granted to full time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the consolidated statements of comprehensive loss.

During the twelve months ended December 31, 2024, the Company granted RSU awards related to 17.8 million common shares with a weighted average grant date fair value of $4.26. Included within the RSU awards granted in 2024 were 1.5 million performance-based awards. There were 23.4 million common shares granted during the twelve months ended December 31, 2023, with a weighted average grant date fair value of $1.43.

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share units under its equity plan. Once fully vested, awards are either settled in stock or the equivalent cash value, as determined in the Company’s discretion.

Restricted Share Units
Balance at, December 31, 2022	16,908
Granted	23,400
Vested and Issued	(10,631)
Forfeited	(2,068)
Balance at, December 31, 2023	27,609
Granted	17,769
Vested and Issued	(19,376)
Forfeited	(1,383)
Balance at, December 31, 2024	24,619

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the consolidated statement of loss.

	For the Year Ended
	December 31, 2024			December 31, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock Based Compensation	-	32,537	32,537	-	21,562	21,562
Marketing Expenses –Agent Stock Based Compensation	382	9,695	10,077	2,209	5,571	7,780
Marketing Expenses –FTE Stock Based Compensation	2	27	29	7	7	14
Research and Development –FTE Stock Based Compensation	24	925	949	142	298	440
General and Administrative –FTE Stock Based Compensation	1,763	7,561	9,324	5,914	2,693	8,607
Total Stock Based Compensation	2,171	50,745	52,916	8,272	30,131	38,403

26

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

8. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Consolidated Balance Sheets:

Description	Cost or Amortized Cost December 31, 2023	Cost or Amortized Cost December 31, 2024	Fair Value December 31, 2023	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Fair Value December 31, 2024
Cash Investments	6,531	-	6,531	(6,531)	-	-	-
Fixed Income	7,274	9,289	7,597	1,212	480	81	9,370
Investment Certificate	94	79	94	(15)	-		79
Total	13,899	9,368	14,222	(5,334)	480	81	9,449

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss).

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the decline in fair value below amortized cost is a result of credit losses or other factors, whether the Company expects to recover the amortized cost of the security, the Company’s intent to sell and if it is more likely than not that the Company will be required to sell the securities before the recovery of amortized cost. For the fiscal years ended December 31, 2024 and December 31, 2023, no allowance for credit losses was recorded.

9. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands)

	As of
	December 31, 2024	December 31, 2023
Computer hardware and software	3,070	2,082
Furniture, fixture, and equipment	9	10
Total property and equipment	3,079	2,092
Less: accumulated depreciation	(963)	(492)
Property and equipment, net	2,116	1,600

For the years ended December 31, 2024 and 2023, depreciation expense was $504 and $316 respectively.

27

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

10. INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years. The below balance includes $25 thousand of indefinite-lived trademarks that are not amortized.

Reconciliation of Carrying Amounts (in thousands)

Intangible Assets
Cost
Balance at December 31, 2022	3,933
Measurement Period Adjustment	530
Balance at December 31, 2023	4,463
Additions	25
Balance at December 31, 2024	4,488
Accumulated Amortization
Balance at December 31, 2022	225
Amortization	796
Balance at December 31, 2023	1,021
Amortization	892
Balance at December 31, 2024	1,913

Carrying Amounts
Balance at December 31, 2023	3,442
Balance at December 31, 2024	2,575

As of December 31, 2024, expected amortization related to intangible assets will be;

Expected Amortization
2025	$893
2026	780
2027	780
2028	97
2029 and thereafter	—
Total	$2,550

11. GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired.

Goodwill impairment is recognized when the fair value of the reporting unit is less than its carrying amount.

The fair value of the reporting unit has been determined using the income approach leveraging discounted cash flows, with the market approach used as a reference.

For the year ended December 31, 2024, no impairment charges were recorded as a result of the annual assessment of goodwill.

28

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

For the year ended December 31, 2023, the annual impairment assessment resulted in an impairment charge for the goodwill related to the One Real Title operating segment, recognized as part of the Expetitle transaction, which is presented as part of Other Segment (see Note 5). During the impairment evaluation, the Company determined that actual results had declined significantly from projections. Based on this determination, the Company determined that the estimated fair value was significantly lower than the reporting unit carrying value by $723 thousand book value of One Real Title and the goodwill associated with One Real Title should be impaired.

	Realty Crunch	Expetitle	LemonBrew	Total
Cost
Balance at December 31, 2022	602	8,393	1,267	10,262
Impairment	-	(723)	-	(723)
Adjustments	-	-	(546)	(546)
Balance at December 31, 2023	602	7,670	721	8,993
Impairment	-	-	-	-
Balance at December 31, 2024	602	7,670	721	8,993

	Realty Crunch	Expetitle	LemonBrew	Total
Accumulated Impairment Loss at December 31, 2022	—	—	—	—
Goodwill Impairment	—	723	—	723
Accumulated Impairment Loss at December 31, 2023	—	723	—	723
Goodwill Impairment	—	—	—	—
Accumulated Impairment Loss at December 31, 2024	—	723	—	723

12. Income Taxes

The Canada and foreign components of income (loss) before income taxes were as follows for the years ended (in thousands):

	December 31, 2024	December 31, 2023
Domestic (CAN)	$(7,933)	$(13,003)
Foreign (US and IL)	(18,520)	(14,213)
Income (loss) before taxes	$(26,453)	$(27,216)

Current income tax expense, deferred income tax expense, and total income tax expense were all $— for both the years ended December 31, 2024, and 2023.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended:

	December 31, 2024	December 31, 2023
Federal statutory rate	27.00%	27.00%
Statutory rate differential	(1.87)%	(0.93)%
Excess benefits on equity compensation	11.68%	3.91%
Change in valuation allowance	(31.80)%	(24.36)%
Nondeductible expenses	(4.84)%	(5.37)%
Other	(0.17)%	(0.25)%
Effective income tax rate	—%	—%

29

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

The principal components of the Company’s deferred tax assets and liabilities at December 31, 2024 and 2023 are as follows (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:
Capitalized Section 174 Costs	4,423	2,461
Accrued Professional Fees	215	—
Stock based compensation	4,997	4,853
Partnership income	158	128
Loss on contingency	215	14
Net Operating Loss Carryforward	13,626	9,291
Other	2	11
Total deferred tax assets	23,636	16,758
Valuation allowance	(22,783)	(15,771)
Net deferred tax assets	853	987

	December 31, 2024	December 31, 2023
Deferred tax liabilities:
Intellectual property	$(535)	$(760)
Property, plant and equipment	(96)	(125)
Software and website development	(138)	(79)
Goodwill	(84)	(23)
Total deferred tax liabilities	(853)	(987)
Net deferred tax assets (liabilities)	—	—

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will be realized.

In evaluating the need for a valuation allowance, the Company noted that it has generated cumulative losses in recent years. In 2024, the valuation allowance increased by $7.0 million, which differed from the rate reconciliation due to rate differential. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.

Net operating loss carryforwards (in thousands):

	December 31, 2024	December 31, 2023
NOL carryforward for Canadian income tax	9,909	6,942
NOL carryforward for Israeli income tax	8,038	8,666
NOL carryforward for U.S. federal income tax	37,097	21,975
NOL carryforward for U.S. state income tax	44,144	23,082

As of December 31, 2024 and December 31, 2023, the Company had net operating loss carryforward amounts of $10 million and $7 million for Canadian income tax purposes, $37 million and $22 million for U.S. federal income tax purposes, $8 million and $9 million for Israeli income tax purposes, and $44 million and $23 million for U.S. state income tax purposes, respectively. Immaterial amounts of both federal and state NOLs will begin to expire in 2034.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes, as well as the provisions for indirect and other taxes and related penalties and interest. The Company was not subject to examination in any jurisdiction at December 31, 2024.

30

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

13. CAPITAL AND RESERVES

Common Shares

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	December 31, 2024	December 31, 2023
Ordinary Shares, Beginning Balance	183,605	179,922
Stock Options Exercised	5,379	1,231
Release of Restricted Stock Units	13,820	2,452
Warrants Exercised	137	—
Ordinary Shares, Ending Balance	202,941	183,605

Treasury Stock

Treasury Stock is recognized at cost of purchase and presented as a deduction from equity. The following table shows the changes in treasury stock shares for the periods presented in thousands:

	December 31, 2024	December 31, 2023
Treasury Stock, Beginning Balance	175	5,771
Repurchases of Common Shares	8,264	1,988
Issuance of Treasury Stock	(7,997)	(7,584)
Treasury Stock, Ending Balance	442	175

14. LIQUIDITY AND CAPITAL RESOURCES

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts by considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or issue or repay debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the years ended December 31, 2024, and December 31, 2023.

The following table presents the Company’s liquidity (in thousands):

	As of
	December 31, 2024	December 31, 2023
Cash and Cash Equivalents	23,376	14,707
Other Receivables	117	63
Investments in Financial Assets	9,449	14,222
Total	32,942	28,992

31

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

15. FINANCIAL INSTRUMENTS – FAIR VALUE AND RISK MANAGEMENT

Accounting classifications and fair value (in thousands)

	As of December 31, 2024
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	9,368	-	9,368	9,449	-	9,449
Total Financial Assets Measured at Fair Value (FV)	9,368	-	9,368	9,449	-	9,449

	As of December 31, 2023
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	13,899	-	13,899	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	13,899	-	13,899	14,222	-	14,222
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	269	269	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	-	269	269	-	269	269

32

THE REAL BROKERAGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 and 2023

During the years ended December 31, 2024, and December 31, 2023, there have been no transfers between Level 1, Level 2 and Level 3.

16. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

In December, 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Class Action”). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California (“Miholich Class Action”). The Miholich Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company’s policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Miholich Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. The Company will vigorously defend against the claims asserted in the Miholich Class Action, and the Company is unable to predict the outcome of the Miholich Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.

33